Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Hold Annual General Meeting of Shareholders on December 18, 2020

BEIJING, November 11, 2020 /PRNewswire/-- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that the Company will hold its 2020 annual general meeting ("AGM") of shareholders on Friday, December 18, 2020 at 2:00 p.m. China Standard Time. The AGM will be held at the Company’s office headquarters in Beijing at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People's Republic of China. The shareholder record date is November 20, 2020.

Xinyuan filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the "SEC") on April 29, 2020. An electronic copy of the annual report on Form 20-F can be accessed on Xinyuan's investor relations website at http://ir.xyre.com/financials/annual-reports and on the SEC's website at http://www.sec.gov/. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting, once issued, will be available through the Company's investor relations website at http://ir.xyre.com/news-events/agm-summary.

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com